Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: ABN AMRO Holding N.V.
Commission File Number: 001-14624

April 2007

JSV Amsterdam Media Script

•	Good morning everyone and thank you Rijkman for your introduction.

•	This is a ground breaking transaction:

o	This is the biggest merger ever in global financial services

o	And the biggest cross border deal

Slide 1: Transaction Delivery

•	Firstly, I know not all of you will have had time to study our announcement in detail, so let me take a moment to run through the key points:

o	Barclays is making an agreed merger offer to ABN AMRO shareholders

▪	The offer will be all shares

▪	The terms are [3.225] Barclays shares for one ABN AMRO share

▪	This is valued at €36.2. that is equivalent on to ABN AMRO’s closing price on Friday night

▪	The offer values ABN at [Exxbn]

▪	The offer represents a premium of [17%] to ABN AMRO’s price on 16 March, the day prior to the announcement that Barclays and ABN were in exclusive talks,

▪	And is intended to offer a good deal to ABN AMRO shareholders

▪	The transaction will be accretive in cash earnings per share, and substantially economic profit accretive, to Barclays shareholders by 2010

Slide 2: Board Structure

o	The combined group will have a UK corporate governance structure with a unitary board chaired by Arthur Martinez, who is currently chairman of ABN AMRO’s supervisory board

▪	I will be chief executive, and Bob Diamond will be President

▪	The new board will consist of 10 members from Barclays and 9 from ABN AMRO

▪	Three members of the ABN Managing Board - Huibert Boumeester, Piero Overmars and Ron Teerlink – will join the Executive Committee of the enlarged group

▪	Wilco Jiskoot will become a Vice-Chairman of Barclays Capital

▪
The UK Financial Services Authority and the Dutch regulator, De Nederlandsche Bank have agreed that the lead regulator will be the FSA, but the FSA and the DNB will both have key responsibilities in regulating the combined group

▪	The head office will be in Amsterdam

▪	We estimate the combination will lead to annual pre-tax synergies of €3.5bn by 2010

•	These will split 80% cost and 20% revenue

•	The cost synergies will be achieved substantially in two areas:

o	In Global Retail and Commercial Banking through rationalisation of technology infrastructure

o	And in Investment Banking and Investment Management, where the combination capabilities and distribution provides big opportunities for growth

Slide 3: Sale of LaSalle Bank to Bank of America

o	As announced today, Bank of America has agreed to acquire LaSalle for $21bn.

▪	Notwithstanding this sale, the enlarged group has significant exposure to the US which we will seek to grow over time

▪	By ABN AMRO selling LaSalle at a very good price we expect to be able to return a substantial amount of capital to our shareholders - we expect this to be €12bn

o	We expect the LaSalle sale to complete in the fourth quarter of this year.

Slide 4: Offering world class capabilities to an enlarged, complementary customer base

o	I have been seeking to increase the rate of growth in Barclays by diversifying our profit base
o
The aim of that is to ensure that our portfolio of businesses is well aligned with the massive growth opportunities in the global financial services industry that I expect to occur over the course of the next years

o	The combination of ABN AMRO and Barclays creates a uniquely advantageous alignment with growth in the global industry in terms of geographical footprint and business line mix

o	This merger fits perfectly into the strategic ambition of both Barclays and ABN AMRO

o	The objective here is not size

o	What customers want is not size, but capability (because they have choice)

o	What shareholders want is not size, but growth

▪	This transaction moves us sharply forward in both dimensions:

•	In investment banking, we expect the rate of growth over the coming years to be twice as fast as the growth of global GDP. The merger puts us in the top tier across all areas -
o	Number one in institutional money management worldwide
o	Top five in investment banking - ahead of UBS, JP Morgan and Merrill Lynch
o	Top ten in wealth management

•
And for our Global Retail and Commercial Banking the merger provides a complementary footprint: access to high growth markets like Brazil, India, Indonesia, and China combined with substantial market positions in the Netherlands, the UK Italy, Spain and Portugal.

o	We will be well positioned to harness trade flows in a globalising business environment

o	We will have world class capability in growth areas such as affluent banking, credit cards, global payments and cash management, commercial banking payments and cash management, commercial banking

o	Our reach to customers will be significantly extended by the size of our combined branch and electronic distribution channels

Slide 6: Synergies

▪	The process of arriving at the synergies, which are very substantial, has been a joint one lasting over a month

▪	Business leaders in both organisations have identified 10 broad areas of synergy opportunity.

▪	They have drilled down in considerable detail using cost information and revenue data from both organisations.

▪	We’ve also carried out a top down review of what’s reasonable by reference to previous transactions and by benchmarking to top quartile cost income ratios

▪	All of the cost synergies have been externally reviewed by PWC.

o	We are confident in delivering:

▪	The €2.8 billion of cost synergies, represent 8% of the combined cost base.

▪	While the €0.7 billion of net revenue synergies, represent 0.3% of the combined revenue base.

▪	The implementation costs of €3.6 billion represent 112% of our gross cost synergies

▪	...And the impact of these synergies brings the cost income ratio of the combined organisation below that of either institution

▪	...And will enable us to achieve top quartile cost income performance across all businesses by 2010.

o	The appeal of this transaction is the substantial growth opportunity it presents.

▪	Over time we expect that the merger will translate into more opportunities for staff.

▪	Our ambition is to be a magnet for talent. We want to employ the best people in the industry and we think that some of the best people already work for ABN AMRO and Barclays

▪	However, at this stage we expect iHowve an overall reduction in headcount of the combined entity of 10%,

▪	It is broadly the same number as the normal annual turnover in the employee base.

Slide 7: The transaction drives attractive financial returns

o	The Transaction is value generating for both sets of shareholders

▪	the return on investment to Barclays will be [13%] in 2010.

▪	This compares to our cost of capital of 9.5%

▪	and this compares with an expected rate of return in share buybacks of between 11 and 12%.

▪	We expect the transaction to be 5% accretive for Barclays shareholders in 2010.

▪	And the transaction will also become substantially Economic Profit Positive in 2010.

Slide 8: Capital management will remain a core focus

o	Our overriding objective is to maintain a strong AA rating

▪	We’ll continue to apply our value based metrics and to view the business through the lens of Economic Profit.

▪	Our payout rate will be approximately 50%

Slide 9: Summary

o	To summarize: this is a great growth opportunity

▪	The merger of ABN AMRO and Barclays represents a unique and valuable opportunity to accelerate the delivery of strategy
▪	That acceleration will greatly benefit customers and shareholders

o	Thank you